ENTROPIC COMMUNICATIONS, INC.

9276 Scranton Road, Suite 200

San Diego, CA 92121

(858) 625-3200

December 6, 2007

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

Attn:	Russell Mancuso
Jay Mumford

RE:	Entropic Communications, Inc.
Registration Statement on Form S-1 (File No. 333-144899)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on December 6, 2007, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley Godward Kronish LLP, confirming this request.

In connection with this request, the Company acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.

Very truly yours,

ENTROPIC COMMUNICATIONS, INC.

/s/ Lance W. Bridges, Esq.
Lance W. Bridges, Esq.
Vice President of Corporate Development and General Counsel